TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA

              NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS APPOINTS AN ADDITIONAL RESEARCH ANALYST

TO ITS TITAN WEST PALM BEACH TRADING STAFF

EDMONTON, ALBERTA – (February 1, 2007) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it has appointed William Brad Weber, Research Analyst and Trader, to Titan’s West Palm Beach Research and Trading Team to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Equity Trading Division under its USA Trading Operations.

Mr. Weber has spent over 12 years with Institutional Research firms with a primary focus on fundamental analysis. Over the last six years Mr. Weber has been a proprietary trader with hedge funds in both Connecticut and New York.

Mr. Weber’s appointment is also in preparation for the launch of Titan’s proprietary server based market data analysis platform currently under final stages of development. He will be instrumental with the testing, implementation, and ongoing operations of Titan’s Black Box (fully automated) Division as the software comes online later in this quarter.

Titan's Director of US Trading Operations, Philip Carrozza II, says, “I am thrilled to be adding someone of Mr. Weber’s caliber to our growing West Palm Beach Trading Operations, His institutional trading background and firm grasp of fundamental analysis will really complement our trading models which are primarily based in technical and quantitative analysis.” Mr. Weber adds, “I am very happy to be working with Titan Trading. I have been quite impressed with their quantitative approach to stock selection and look forward to working with everyone at Titan.”

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.